

Mail Stop 3030

January 7, 2009

Mr. Fabian Tenenbaum
Chief Financial Officer
Syneron Medical Ltd.
Industrial Zone, Yokneam Illit, 20692
P.O.B. 550, Israel

   Re: Syneron Medical Ltd.
      Form 20-F for the fiscal year ended December 31, 2007
      Filed May 7, 2008
      File No. 000-50867

Dear Mr. Tenenbaum:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Accounting Branch Chief